

Mail Stop 3233

August 11, 2015

<u>Via E-mail</u>
C. Alan Bentley
Executive Vice President and Chief Financial Officer
Diamond Resorts International, Inc.
10600 West Charleston Blvd.
Las Vegas, NV 89135

> **Re: Diamond Resorts International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on August 8, 2016**
> **File No. 001-35967**

Dear Mr. Bentley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 4.02 Form 8-K filed August 10, 2015</u>

1. Please amend your filing to clearly disclose the date you were advised or notified by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements as required by Item 4.02(b)(1) of Form 8-K.

2. Please file a copy of the independent accountant letter in an amended Form 8-K no later than two business days after you receive such letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities